EXHIBIT 99.1

FORM 51 102F3 MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Liminal BioSciences Inc. (the “Company” or “Liminal”)

440 Armand-Frappier Blvd., Suite 300

Laval, Québec, H7V 4B4

Item 2 Date of Material Change

August 6, 2021

Item 3 News Release

A news release with respect to the material change was disseminated through the facilities of a recognized newswire on August 9, 2021 and was filed on SEDAR.

Item 4 Summary of Material Change

Liminal announced that one of its subsidiaries has agreed to sell its Rare Pediatric Disease Priority Review Voucher (“PRV”) for USD105M.

Item 5 Full Description of Material Change

The Company announced today that, its subsidiary, Prometic Biotherapeutics Inc. (“PBT”) has agreed to sell the PRV for USD105M. The PRV was granted by the U.S. Food and Drug Administration (“FDA”) with the approval of Ryplazim® (plasminogen, human-tvmh) (“Ryplazim®”), for treatment of patients with plasminogen deficiency type 1 (hypoplasminogenia).

PBT will receive an upfront payment of USD105M upon closing of the transaction. The closing is subject to customary closing conditions, including expiration of applicable U.S. antitrust clearance requirements. Under the terms of the previously announced Share Purchase Agreement entered into with Kedrion S.p.A (“Kedrion”) dated June 22, 2021 (the “SPA”), Liminal Biosciences is entitled to retain an amount equal to 70% of the net sales proceeds of the sale of the PRV. The Company also agreed to guarantee the performance of PBT’s obligations relating to the sale of the PRV up to the closing of the SPA.

Item 6 Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8Executive Officer

The foregoing accurately discloses the material change referred to in this report and inquiries in respect of the material change referred to in this report may be made to:

Marie Iskra

General Counsel

(450) 781-0115

m.iskra@liminalbiosciences.com

Item 9Date of Report:

August 13, 2021